UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

AMENDMENT NO. 9

SALIX PHARMACEUTICALS, LTD.

(Name of Subject Company)

SALIX PHARMACEUTICALS, LTD.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

795435106

(CUSIP Number of Common Stock)

Robert P. Ruscher

Executive Chairman

Salix Pharmaceuticals, Ltd.

8540 Colonnade Center Drive, Suite 501

Raleigh, North Carolina 27615

(919) 862-1000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copy to:

Donald R. Reynolds, Esq.

Alexander M. Donaldson, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

(919) 781-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2003 (as subsequently amended, the “Schedule 14D-9”), by Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), relating to the tender offer made by Saule Holdings Inc. (“Saule Holdings”), a wholly owned subsidiary of Axcan Pharma Inc. (“Axcan”), as set forth in a Tender Offer Statement filed by Axcan on Schedule TO, dated April 10, 2003 (as subsequently amended, the “Schedule TO”), to pay $10.50 net to the seller in cash, without interest thereon, for each share of common stock, par value $0.001 per share, of Salix (the “Common Stock”), together with associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights”, and together with the Common Stock, the “Shares”), upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4(b) is amended by adding the following after the last paragraph on page 9 under the heading “Axcan Hostile Tender Offer”:

“On June 2, 2003, a representative of Axcan’s financial advisor, J. P. Morgan Securities Inc., telephoned John F. Chappell, a Salix director and stockholder. The Axcan financial advisor representative stated that he was calling regarding the Offer. Mr. Chappell asked if the representative was aware that he was a director of Salix. The representative replied that he was aware of that and that Axcan wanted to make a presentation to Mr. Chappell about the Offer because he was a significant Salix stockholder. Mr. Chappell said that the Salix Board had already addressed the Offer and that he had nothing to add to that. The representative stated that Axcan wanted to make the presentation to Mr. Chappell as a stockholder of Salix and not as a Salix director. Mr. Chappell told the representative that he, as a Salix stockholder, was not interested in the presentation by Axcan.”

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALIX PHARMACEUTICALS, LTD.

By:	/s/ ROBERT P. RUSCHER
Robert P. Ruscher Executive Chairman

Dated: June 5, 2003

S-1